ALMERICO LAW

KENDALL A. ALMERICO P.A.

ATTORNEY AT LAW

CROWDFUNDING LAW w JOBS ACT w REGULATION A w REGULATION CF w PRIVATE EQUITY w CORPORATE LAW

_______________________________________________________________________________________

November 2, 2021

Ruairi Regan

United States Securities & Exchange Commission

Division of Corporation Finance

Office of Real Estate & Construction

Washington DC 20549

Re:Rhove Real Estate 1, LLC

Offering Statement on Form 1-A

Filed September 17, 2021

File No. 024-11645

Dear Mr. Regan:

Please accept this letter and filing of Form 1-A/A.

Offering Statement on Form 1-A

General

1. We note that the initial closing of each series will occur at the earlier of (i) the date subscriptions for the minimum aggregate amount of $38,600,000.00 of Gravity Series

Shares have been accepted or (ii) a date thereafter determined by the Managing Member in its sole discretion. On page 133 you disclose that the Manager and Dalmore will review the subscription documentation and that you reserve the right to reject any subscription, for any or no reason at any time prior to a closing. Additionally, it appears that you may terminate an offering for a series at any time prior to the initial closing. As it appears that you have an undetermined time to process subscription requests and can reject a subscription for any reason, please provide us your analysis as to whether your offering should be considered to be a delayed offering and not a continuous offering within the meaning of Rule 251(d)(3)(i)(F) of Regulation A.

In the amended filing of Form 1-A/A, the issuer has clarified the procedures for which a closing will take place as well as other procedures to address the issues from this comment and to further clarify that the offering should be considered a continuous offering within the meaning of Rule 251(d)(3)(i)(F).

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2. We note your disclosure that if the minimum purchase price of $36,000,000.00 is waived by the seller, then the Managing Member may waive the minimum number of Gravity

Series Shares and the Company will proceed with an initial closing of the offering. Please tell us how you determined that this third party closing condition should not cause the offering to be viewed as a delayed offering because all the information that investors would need to make an investment decision would not be included in the offering circular at the time of its qualification. Provide us with your detailed legal analysis demonstrating how the condition to the closing of the offering above would be consistent with a continuous offering for purposes of compliance with Rule 251(d)(3)(i)(F) of Regulation

A.

In the amended filing of Form 1-A/A, the issuer has clarified the procedures for which a closing will take place as well as other procedures to address the issues from this comment and to further clarify that the offering should be considered a continuous offering within the meaning of Rule 251(d)(3)(i)(F).

Description of Gravity Series, page 70

3. We note that you have provided an audited balance sheet of Rhove Real Estate 1, LLC

(the “Company”) as of March 30, 2021. We further note your disclosure that as of such date the Company had not yet commenced planned principal operations and that subsequently in July 2021 authorized its initial individual Series, Gravity Series. Please tell us what intent you have to provide separate financial statements and obtain separate audit opinions for the Company and Gravity Series for future periods. We refer you to

Question 104.01 of the Securities Act Sections Compliance and Disclosure

Interpretations.

Note that with the amended filing of Form 1-A/A, the issuer has also provided unaudited financial statements for the issuer through June 30, 2021. The issuer intends to in the future, provide separate financial statements and obtain separate audit opinions for the Company and Gravity Series (and all other Series) for future periods as required by applicable law and SEC regulations.

4. Please tell us what consideration you gave to providing historical financial statements of

The Gravity Project LLC (the "joint venture") for the period it was owned by The Gravity

Project Holdings, LLC, and to providing pro forma financial statements reflecting your expected acquisition of a 95% interest in the joint venture. We refer you to Part F/S of

Form 1-A.

The following considerations were undertaken by the issuer:

Part F/S, Rule (B)(7) states:

____________________________________________________________________________________________

ALMERICO LAW

KENDALL A. ALMERICO, P.A.

ATTORNEYS AT LAW

CROWDFUNDING LAW w JOBS ACT w REGULATION A w REGULATION CF w PRIVATE EQUITY w CORPORATE LAW

Telephone: (813) 309-6258

E-mail: AlmericoLaw@gmail.com

“Financial Statements of and Disclosures About Other Entities. The circumstances described below may require you to file financial statements of, or provide disclosures about, other entities in the offering statement.” (emphasis added). Part F/S does not mandate any filing of financial statements of other entities.

The issuer considered the present state of the proposed transaction (the issuer does not own any part of subject property at present) and the rules as stated in Part F/S of Form 1-A in concluding that providing the historical financial statements as noted in the comment would not be a required disclosure for a potential investor.

For example, the Commission’s Financial Reporting Manual, 2330.1 (which arguably only applies to registration statements and not to Regulation A, which is an exemption from registration) states:

S-X 3-14 financial statements may exclude items (such as historical mortgage interest and depreciation) which are not comparable to the proposed future operations of the property. Registrants may request relief from the audit requirement for financial statements of properties with a rental history of less than one year.

It should be noted that the Gravity Project LLC does not have audited financial statements for 2019 and 2020 and that they commenced operations during 2019. Given that Gravity commenced operations in 2019 and endured a global pandemic during lease up, the issuer believes that their audited financial statements would not be reflective of the value of the investment, and omission of said audited financial statements will not have an adverse effect on disclosures to be made to investors in the Gravity Series given the other disclosures listed below.

Also, consideration was given to the fact that Regulation S-X (17 CFR § 210.3-14) applies to “registrants” with the SEC.  The issuer here is not an SEC registrant. Regulation A is an exemption from registration.

Despite that, Rule 3-14 states, in relevant part, that “Financial statements … must be filed if any of the following conditions exist:

(i) During the most recent fiscal year or subsequent interim period for which a balance sheet is required by § 210.3-01, an acquisition of a real estate operation has occurred; or

(ii) After the date of the most recent balance sheet filed pursuant to § 210.3-01, consummation of an acquisition of a real estate operation has occurred or is probable.

____________________________________________________________________________________________

ALMERICO LAW

KENDALL A. ALMERICO, P.A.

ATTORNEYS AT LAW

CROWDFUNDING LAW w JOBS ACT w REGULATION A w REGULATION CF w PRIVATE EQUITY w CORPORATE LAW

Telephone: (813) 309-6258

E-mail: AlmericoLaw@gmail.com

For this issuer (i) does not apply as the acquisition has not yet occurred and (ii) does not apply because the acquisition cannot, at this point, be deemed “probable” according to GAAP definitions of that term. The ASC master glossary’s definition of the term “probable”  provides no quantitative thresholds, and accordingly, entities need must exercise judgment when applying the term. “Probable” contingencies are those that are likely to occur. “Reasonably Possible” contingencies are those that have a chance of occurring that is more than remote but less than likely. “Remote” contingencies aren't likely to occur and aren't reasonably possible. In 2019. Deloitte published A Roadmap to Accounting for Contingencies and Loss Recoveries that provides some interpretation on accounting for Probable, Reasonably Possible, and Remote Contingencies with their interpretation on ASC Master Gallery definitions of these terms. All of this was taken into account by the issuer in this instance.

Based on all of this, the proposed Gravity Series investment would not be considered “Probable” under GAAP because the likelihood that the transaction will actually occur is not reasonably estimable. At the time of filing, the issuer has not raised any investor funds for any offering. This is a very large transaction and the Company will need to identify significant investor demand to meet the minimum threshold required to execute the transaction. With regards to the Membership Interest Purchase Agreement for the Gravity Series, nothing is binding with regards to the investment until the issuer has received SEC qualification and has raised funds in excess of the minimum investment total of $38,000,000. There is also a 180 day window of time in which the Company must raise said funds after qualification. As a result, the issuer does not believe this transaction meets the GAAP definition of “probable” and thus, believes that Regulation S-X does not require the filing of audited financials of the real estate asset being potentially acquired.

Regardless, should 3-14 apply, the Commission amended Rule 3-14 to further align it with significant business acquisitions and allows for a grace period of 74 calendar days after consummation of certain acquisitions before Rule 3-14 financial statements must be included in registration and proxy statements. The issuer believes that if the Commission feels 3-14 applies, the issuer should then be given “74 days after consummation of the acquisition” to include the financial statements.

In considering this potential investment, the issuer’s due diligence included gathering internal unaudited financial information, rent rolls, leases, material contracts, operating agreements, loans, etc. in addition to engaging a third party appraisal, performed by the Crown Appraisal Group, in February 2020.  The issuer referred to the appraised value in the offering circular.  The issuer also engages a third party, Delta 5 Management, to perform further evaluation and sensitivity analysis of the property appraisal in May 2021, providing additional support of the appraised value included in the offering circular. While the issuer took reasonable steps to evaluate the Gravity asset based on industry best practices including reviewing a third party appraisal and contracting an expert for additional due diligence on the asset and the

____________________________________________________________________________________________

ALMERICO LAW

KENDALL A. ALMERICO, P.A.

ATTORNEYS AT LAW

CROWDFUNDING LAW w JOBS ACT w REGULATION A w REGULATION CF w PRIVATE EQUITY w CORPORATE LAW

Telephone: (813) 309-6258

E-mail: AlmericoLaw@gmail.com

market, in the interest of protecting investors, the issuer believes that an appraisal and thorough evaluation of the market is even more important than audited financial statements (which do not exist for the Gravity asset) because appraisals are more comprehensive, taking into account historical performance and local market conditions that can impact the asset’s value. This is generally accepted by private investors, consumers and regulated entities such as bank and mortgage lenders when evaluating real estate transactions.

Lastly, once the issuer has made the investment in Gravity, the issuer will include audited financial statements for the issuer and the Gravity Series, separately, going forward in all required filings.

It is the issuer’s understanding that staff can permit the omission of one or more financial statements when the issuer is still supporting protection of investors, which the issuer believes its disclosures provide in this instance.

For the two new series added to the latest filing, Empire and City Park Quad (Columbus), neither has audited financials and neither is operational as of the date of this filing and therefore there is no operating history to report. Thus, audited financial statements would provide little, if any, relevant disclosure of note to investors.

Plan of Distribution, page 128

5. We note that the company may undertake one or more closings. We also note that an investor’s subscription is irrevocable. Please explain to us in more detail how the subsequent closings will work in conjunction with this offering. For example, please provide additional detail about the timing and mechanics of the subsequent closings, such as how often they will occur, how long a subsequent closing will take, and whether the decision to effect a subsequent closing is in the company’s sole discretion. Provide us with your detailed legal analysis demonstrating how the potential suspension and delay of the offering in the manner identified above would be consistent with a continuous offering for purposes of compliance with Rule 251(d)(3)(i)(F) of Regulation A.

In the amended filing of Form 1-A/A, the issuer has clarified the procedures for which a closing will take place as well as other procedures to address the issues from this comment and to further clarify that the offering should be considered a continuous offering within the meaning of Rule 251(d)(3)(i)(F).

____________________________________________________________________________________________

ALMERICO LAW

KENDALL A. ALMERICO, P.A.

ATTORNEYS AT LAW

CROWDFUNDING LAW w JOBS ACT w REGULATION A w REGULATION CF w PRIVATE EQUITY w CORPORATE LAW

Telephone: (813) 309-6258

E-mail: AlmericoLaw@gmail.com

We look forward to the Commission’s response and to addressing any further questions or comments.  The issuer would like to be qualified as soon as possible in order to start their offering. We are prepared to address any issues or concerns expeditiously. Thank you.

Very truly yours,

/s/ Kendall Almerico

Kendall A. Almerico

KAA/kcm

____________________________________________________________________________________________

ALMERICO LAW

KENDALL A. ALMERICO, P.A.

ATTORNEYS AT LAW

CROWDFUNDING LAW w JOBS ACT w REGULATION A w REGULATION CF w PRIVATE EQUITY w CORPORATE LAW

Telephone: (813) 309-6258

E-mail: AlmericoLaw@gmail.com